UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.5)1

Medifast, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

58470H101
(CUSIP Number)

John J. Boucher

President and Chief Executive Officer

ModusLink Global Solutions, Inc.

1601 Trapelo Road

Waltham, Massachusetts 02154

781 663-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS ModusLink Securities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 577,149
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 577,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS ModusLink Global Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 577,149
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 577,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,149
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

 The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 577,149 Shares owned directly by ModusLink Securities is approximately $16,234,256, including brokerage commissions. The Shares owned directly by ModusLink Securities were acquired with the working capital of ModusLink Securities.

Item 5.          Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a)     The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 11,758,924 Shares outstanding, which is the total number of Shares outstanding as of November 9, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

As of the close of business on January 15, 2016, ModusLink Securities owned directly 577,149 Shares, constituting approximately 4.9% of the Shares outstanding. By virtue of its relationship with ModusLink Securities discussed in further detail in Item 2, MLNK may be deemed to beneficially own the Shares owned directly by ModusLink Securities.

(b)     Each of ModusLink Securities and MLNK is deemed to have shared power to vote and dispose of the Shares owned directly by ModusLink Securities.

(c)     Schedule A annexed hereto (“Schedule A”) lists all transactions in the Shares by of the Issuer by the Reporting Persons since the filing of Amendment No. 4.  All of such transactions were effected in the open market.

Item 5(e) is hereby amended and restated to read as follows:

(e)     Effective January 14, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016	ModusLink Securities Corp.

	By:	/s/ Joseph B. Sherk
Joseph B. Sherk, Principal Financial and Accounting Officer

ModusLink Global Solutions, Inc.

By:	/s/ Joseph B. Sherk
Joseph B. Sherk, Principal Financial and Accounting Officer

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 4

Class of Security	Securities Sold	Price ($)	Date of Sale
ModusLink Securities Corp.
Common Stock	32,091	29.5070	1/13/2016

Common Stock	28,308	29.3360	1/14/2016